Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-168730

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated August 30, 2010)

4,297,495 Shares

Common Stock

This Prospectus Supplement No. 3 supplements the prospectus dated August 30, 2010, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168730). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2010 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the disposition from time to time by Azimuth Opportunity, Ltd., or Azimuth, or its permitted transferees or other successors-in-interest, of up to 4,297,495 shares of our common stock. We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Azimuth.

Our common stock is listed on The NASDAQ Global Market under the symbol “OMER.” On November 22, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $8.30.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2010

OMEROS CORPORATION

(Exact name of registrant as specified in its charter)

Washington	001-34475	91-1663741
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Fifth Avenue, Suite 2600

Seattle, Washington 98101

(Address of principal executive offices, including zip code)

(206) 676-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets.

On November 22, 2010, Omeros Corporation (“Omeros”) completed the acquisition from Patobios Limited, a corporation incorporated under the laws of the Province of Ontario (“Patobios”), of intellectual property assets related to an assay technology for use in Omeros’ G protein-coupled receptor (GPCR) program. The acquisition was completed pursuant to the terms of the Exclusive Technology Option Agreement (the “Option Agreement”) dated September 4, 2008, as amended, among Omeros, Patobios, Susan R. George, M.D. and Brian F. O’Dowd, Ph.D. and, with respect to Article VIII and Article X only, U.S. Bank National Association, as escrow agent. The purchase price of these assets was $10.8 million CAD, of which Omeros paid $7.8 million CAD in cash and the remaining $3.0 million CAD in the form of 379,039 shares of Omeros common stock. Omeros paid the cash portion of the purchase price with part of the $20.0 million of funding it received from Cougar Investment Holdings LLC, an affiliate of Vulcan Inc. (together, “Vulcan”), pursuant to the Platform Development Funding Agreement dated October 21, 2010 between Omeros and Vulcan.

On November 23, 2010, Omeros Corporation issued a press release announcing the closing of the acquisition of assets from Patobios. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 2.01 above with respect to the 379,039 shares of Omeros common stock issued to Patobios pursuant to the Option Agreement on November 22, 2010 is incorporated herein by reference. Omeros issued the 379,039 shares of common stock in an offshore transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
99.1	Press release dated November 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMEROS CORPORATION

By:	/s/ Gregory A. Demopulos, M.D.
Gregory A. Demopulos, M.D.
President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 23, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 23, 2010

Exhibit 99.1

Omeros Announces Completion of Acquisition of Assay for GPCR Program

Seattle, WA – November 23, 2010 – Omeros Corporation (NASDAQ: OMER), a biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system, today announced that it has completed the acquisition of a GPCR assay technology, comprised of patents and other intellectual property rights, from Patobios Limited (Patobios). During the preceding exclusive option period with Patobios, Omeros optimized the assay technology, enabling its use for high-throughput identification of compounds for drug development against orphan GPCRs.

“Omeros has already demonstrated that our assay technology is capable of identifying molecules that interact with, and modulate the signaling of, orphan GPCRs,” said Gregory A. Demopulos, M.D., chairman and chief executive officer of Omeros. “Our option agreement with Patobios allowed us to screen only a handful of receptors, which resulted in Omeros successfully unlocking three orphan GPCRs. Now that we have completed the acquisition, we are focused on rapidly screening the 120 remaining human orphan GPCRs. We expect to find functionally active compounds for a significant percentage of these attractive but previously inaccessible receptors, opening them to drug development by the pharmaceutical industry.”

The purchase price of these assets was $10.8 million Canadian dollars (CAD), of which $7.8 million CAD was paid in cash and the remaining $3.0 million was paid in 379,039 shares of Omeros common stock. Omeros has no milestone, royalty or other payment obligations to Patobios. Omeros paid the cash portion of the purchase price with part of the $20.0 million of funding it received from Vulcan Capital on October 21, 2010.

Ongoing GPCR Program

Omeros has begun screening orphan GPCRs against its small-molecule chemical libraries using its proprietary, high-throughput assay. Based on the limited screening of libraries to date, Omeros has already identified and confirmed sets of compounds that interact selectively with, and modulate signaling of, three of these orphan receptors linked to cancer (GPR87), obesity (GPR85) and appetite control (GPR101). The assay detects receptor antagonists and agonists. Antagonists comprise the majority of marketed drugs, and all of the compounds identified so far by Omeros are antagonists.

About G Protein-Coupled Receptors

GPCRs, which mediate key physiological processes in the body, are one of the most valuable families of drug targets. Annual worldwide drug sales exceed $700 billion and, according to Insight Pharma Reports, GPCR-targeting drugs represent 30 to 40 percent of marketed pharmaceuticals. Examples include Claritin® (allergy), Zantac® (ulcers and reflux), OxyContin® (pain), Lopressor® (high blood pressure), Imitrex® (migraine headache), Reglan® (nausea) and Abilify® (schizophrenia, bipolar disease and depression) as well as all other antihistamines, opioids, alpha and beta blockers, serotonergics and dopaminergics.

The industry focuses its GPCR drug discovery efforts mostly on non-sensory GPCRs. Of the 363 total non-sensory GPCRs, approximately 240 have known ligands (molecules that bind the receptors) with nearly half of those targeted either by marketed drugs (46 GPCRs) or by drugs in development (about 70 GPCRs). There are approximately 123 GPCRs with no known ligands, which are termed “orphan GPCRs.” Without a known ligand, drug development for a given receptor is extremely difficult.

Omeros uses its proprietary high-throughput assay to identify small-molecule agonists and antagonists for orphan GPCRs, unlocking them to drug development. Omeros believes that it is the first to possess the capability to unlock orphan GPCRs in high-throughput, and that currently there is no other comparable technology. The Company believes that there may be more than 60 new drugable targets among the orphan GPCRs. Unlocking these receptors could lead to the development of drugs that act at these new targets. There is a broad range of indications linked to orphan GPCRs including cardiovascular disease, asthma, diabetes, pain, obesity, Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, schizophrenia, learning and cognitive disorders, autism, osteoporosis, osteoarthritis and several forms of cancer.

About Omeros Corporation

Omeros is a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. The Company’s most clinically advanced product candidates are derived from its proprietary PharmacoSurgery™ platform designed to improve clinical outcomes of patients undergoing a wide range of surgical and medical procedures. Omeros has five ongoing clinical development programs, including four from its PharmacoSurgery™ platform, the most advanced of which is in a Phase 3 clinical program, and one from its Addiction program. Omeros may also have the near-term capability, through its GPCR program, to add wholly new drug targets to the market. Behind its clinical candidates and GPCR platform, Omeros is building a diverse pipeline of antibody and small-molecule preclinical programs targeting inflammation and central nervous system disorders.

Forward-looking Statements

This press release contains forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995, which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release and include the Company’s ability to introduce a significant number of new drug targets to the pharmaceutical industry, its capability to continue high-throughput de-orphanization of orphan GPCRs and to develop product candidates that act at these new potential drug targets, the potential market size for GPCR-targeting drugs and the number of new drugable targets that are estimated to exist among the orphan GPCRs. Omeros’ actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

Contact:

Jennifer Cook Williams

Cook Williams Communications, Inc.

Investor and Media Relations

360.668.3701

jennifer@cwcomm.org